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                        RECOMMENDED CASH AND SHARE OFFER
                                       BY

                            AMERADA HESS CORPORATION
                                     AND BY

                           GOLDMAN SACHS INTERNATIONAL

                                  ON ITS BEHALF
                           (OUTSIDE THE UNITED STATES)

                                       FOR

               ALL OF THE ISSUED AND TO BE ISSUED SHARE CAPITAL OF

                                    LASMO PLC



Goldman Sachs International ("Goldman Sachs") announces on behalf of Amerada Hess Corporation ("Amerada Hess") that Goldman Sachs is making a recommended cash and share offer (the "Offer") on behalf of Amerada Hess (except in the United States, where Amerada Hess is making the Offer on its own behalf) to acquire all of the issued and to be issued share capital in LASMO plc ("LASMO"). The full terms and conditions of the Offer and the Mix and Match Election and the Loan Note Alternative (including details of how the Offer may be accepted) are set out in the offer document dated and posted on - December 2000 (the "Offer Document"), the Form of Acceptance and the Letter of Transmittal. Terms defined in the Offer Document have the same meanings in this advertisement.

The Offer is (pound)98.29 in cash and 1 new Amerada Hess Share for every 78.7 LASMO Shares held and (pound)294.87 and 3 new Amerada Hess Shares for every 78.7 LASMO ADSs held (each ADS representing 3 LASMO Shares)

The Offer values the entire issued share capital of LASMO plc (diluted for the likely exercise of outstanding options) at approximately (pound)2.4 billion.

Holders of LASMO Shares and/or ADSs ("LASMO Securityholders") who validly accept the Offer may elect under a Mix and Match Election to vary the proportions in which they receive Amerada Hess Shares and cash (and/or Loan Notes, if appropriate) as consideration, subject to other such holders making opposite elections.

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Offer, holders of LASMO Shares (other than US persons and certain overseas shareholders) who validly accept the Offer will be entitled to Loan Notes to be issued by Amerada Hess. The Loan Notes will be issued on the basis of (pound)1 nominal value of Loan Notes for every (pound)1 of cash otherwise available under the Offer.

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The Offer is made at 3.00 p.m. (London time), 10.00 a.m. (New York time) on -
December 2000 and is capable of acceptance from and after that time. Copies of the Offer Document and Forms of Acceptance are available for collection from the UK Receiving Agent, Computershare Services PLC at PO Box 859, The Pavillions, Bridgwater Road, Bristol, BS99 1XZ or the Information Agent, D.F. King & Co., Inc. at 2 London Wall Buildings, 2nd Floor, London Wall, London EC2M 5PP.

The Offer is made to all LASMO Securityholders including those to whom the Offer Document may not be despatched who hold LASMO Securities, or who are entitled to have LASMO Securities unconditionally allotted or issued to them. The Offer will be open for acceptance until 3.00 p.m. (London time), 10.00 a.m. (New York time) on - 2001 (or such later time(s) and/or date(s) as Amerada Hess, subject to the rules of the City Code, may decide).

The board of LASMO, which has been so advised by Schroder Salomon Smith Barney, stated that it considers the terms of the Offer to be fair and reasonable and has unanimously recommended LASMO Securityholders to accept the Offer. The directors of LASMO, Schroder Investment Management and Electrafina S.A. have irrevocably undertaken to accept the Offer in respect of their beneficial holdings amounting to 270,276,705 LASMO Shares representing approximately 20.1 per cent. of LASMO's existing issued share capital. In providing advice to the board of LASMO, Schroder Salomon Smith Barney has taken into account the commercial assessments of the LASMO directors.

The Offer, including the Loan Note Alternative, is not being made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from within Canada, Australia or Japan. Accordingly the Offer Document and the Form of Acceptance or the Letter of Transmittal are not being and must not be mailed or otherwise distributed or sent in, into or from Canada, Australia or Japan.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements and should read the details in this regard which are contained in Paragraph 9 of Part B of Appendix I of the Offer Document and the relevant provisions of the Form of Acceptance or Letter of Transmittal before taking any action.

This advertisement is not being published or otherwise distributed or sent to, into or from Canada, Australia or Japan. Persons reading this advertisement (including nominees, trustees and custodians) must not distribute or send this advertisement, the Offer Document, a Form of Acceptance or a Letter of Transmittal (or any other documentation related to the Offer) in, into or from Canada, Australia or Japan nor use the Canadian, Australian or Japanese

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mails for any purpose, directly or indirectly, in connection with the Offer.
Doing so may invalidate any purported acceptance of the Offer.

The Loan Notes which may be issued pursuant to the Offer have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the United States Securities Act of 1933 (as amended), or under the laws of any State of the United States, nor will any steps be taken to enable the Loan Notes to be offered in compliance with the applicable Securities Laws of Canada or Japan and no prospectus in relation to the Loan Notes has been, nor will be, lodged with the Australian Securities Commission. Accordingly, the Loan Notes may not be offered, sold, resold, or delivered or distributed, directly or indirectly, in or into the United States, or to or for the account or benefit of any US person, except pursuant to an exemption from, or in a transaction not subject to, the requirements of the Securities Act or the relevant securities laws of any State of the United States, Canada, Australia or Japan.

Goldman Sachs International, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Amerada Hess and no-one else in connection with the Offer and will not be responsible to anyone other than Amerada Hess for providing the protections afforded to customers of Goldman Sachs International nor for giving advice in relation to the Offer.

Schroder Salomon Smith Barney, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for LASMO and no one else in connection with the Offer and will not be responsible to anyone other than LASMO for providing the protections afforded to customers of Schroder Salomon Smith Barney nor for giving advice in relation to the Offer.

The Directors of Amerada Hess as listed in the Offer Document, accept responsibility for the information contained in this advertisement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information.

- December 2000